DREMAN VALUE MANAGEMENT, L.L.C.
TEN EXCHANGE PLACE
SUITE 2150
JERSEY CITY, NJ 07302-3913
(201) 793-2000

February 25, 2005
Letter Agreement

To: Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Ladies and Gentlemen:

You have engaged us to act as the sole investment adviser to the Dreman Contrarian Large Cap Value Fund (the "Fund") pursuant to the Management Agreement initially approved by the Board of Trustees on September 7, 2003 (the "Agreement").

From the date of the Letter Agreement through October 31, 2007, we hereby agree to waive our fee and/or reimburse the Fund's operating expenses, but only to the extent necessary to maintain the Fund's total annual operating expenses, excluding brokerage fees and commissions, 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses, at 1.30% of the Fund's average daily net assets for each period.

The Fund hereby agrees to reimburse Dreman Value Management, LLC ("Dreman") for any expenses reimbursed or payments made by Dreman pursuant to this Letter Agreement in the first, second and third fiscal years following the fiscal year ending October 31, 2007, to the extent the total expenses of the Fund for any such year(s) do not exceed the applicable percentage of average daily net asset set forth above or any lower expense limitation or limitations to which Dreman may otherwise agree. No reimbursement may be made in any fiscal year which is more than three full fiscal years after the period in which such expenses were reimbursed or payments were made, and all reimbursements by the Fund shall be credited on a first-in, first-out basis.

Very truly yours,

DREMAN VALUE MANAGEMENT, LLC

By: Lloyd Jagai
Lloyd K. Jagai, Managing Director

Acceptance

The foregoing is hereby accepted.

UNIFIED SERIES TRUST

By:____________________
Anthony J. Ghoston, President

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